UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-36754

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: March 31, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _________________

PART I — REGISTRANT INFORMATION

EVOFEM BIOSCIENCES, INC.

(Full Name of Registrant)

(Former Name if Applicable)

7770 Regents Road, Suite 113-618

Address of Principal Executive Office

San Diego, California 92122

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Evofem Biosciences, Inc., a Delaware corporation (the “Company”), is unable to file its Quarterly Report on Form 10-Q for the three months ended March 31, 2023 (the “Quarterly Report”) within the prescribed time-period without unreasonable effort or expense. The Company requires additional time to finalize certain of the disclosures in its Quarterly Report, as well as the financial statements to be filed as part of the Quarterly Report. The additional time is required to, among other things, incorporate information regarding changes to the Company’s business and capitalization structure during the three months ended March 31, 2023, to account for the recent changes to management, including the appointment of a new Chief Financial Officer. The Company requires the additional time to finalize the Quarterly Report to complete its financial reporting process with new management in place.

For the foregoing reasons, the Company requires additional time to complete the procedures relating to its first quarter reporting process, including the completion of the Company’s financial statements, and therefore, the Company is unable to file the Quarterly Report by May 15, 2023, the prescribed filing due date for the Quarterly Report. The Company currently expects to file the Quarterly Report as soon as practicable, but the Company does not expect to file the Quarterly Report within the extension period provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ivy Zhang	(858)	550-1900
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

There have been significant developments in the Company’s business and operations including, without limitation, reductions in force, resignations of key personnel, clinical trial developments, significant financing transactions and other changes to the Company’s financial condition. These changes, among other things, are expected to cause the Company’s results of operations for the three-month period ended March 31, 2023 that will be included in the Quarterly Report to include significant changes when compared to the results of operations of the Company as provided in the Company’s Quarterly Report on Form 10-Q for the three-month period ended March 31, 2022. However, due to the changes in the business and operations of the Company and the continuing preparation of the financial statements of the Company, the Company cannot, at this time, provide a reasonable estimate of the results of operations for the three months ended March 31, 2023.

Forward-Looking Statements

This Form 12b-25 contains certain forward-looking statements that involve substantial risks and uncertainties. When used herein, the terms “intends,” “anticipates,” “expects,” “estimates,” “believes” and similar expressions, as they relate to the Company or our management, are intended to identify such forward-looking statements.

Forward-looking statements in this Form 12b-25 or hereafter, including in other publicly available documents filed with the Commission, reports to the stockholders of the Company and other publicly available statements issued or released by the Company involve known and unknown risks, uncertainties and other factors which could cause the Company’s actual results, performance (financial or operating) or achievements to differ from the future results, performance (financial or operating) or achievements expressed or implied by such forward-looking statements. Such future results are based upon management’s best estimates based upon current conditions and the most recent results of operations. These risks include, but are not limited to, the risks set forth herein and in such other documents filed with the Commission, each of which could adversely affect the Company’s business and the accuracy of the forward-looking statements contained herein. The Company’s actual results, performance or achievements may differ materially from those expressed or implied by such forward-looking statements.

Evofem Biosciences, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 12, 2023	By:	/s/ Ivy Zhang
Ivy Zhang
Chief Financial Officer